Jiuzi Holdings, Inc. 4F No. 1 Building Jinsha Lake Business Center Economic Technology District Hangzhou, Zhejiang, 311103 People’s Republic of China

October 9, 2020

VIA EDGAR

Division of Corporation Finance

Office of Trade & Services

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C., 20549

Attn: Daniel Morris

Re:	Jiuzi Holdings, Inc.
Registration Statement on Form F-1
Filed August 26, 2020
CIK No. 333-248416

Dear Mr. Morris:

This letter is in response to the letter dated September 14, 2020, from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) addressed to Jiuzi Holdings, Inc. (the “Company”, “we”, and “our”). For ease of reference, we have recited the Commission’s comments in this response and numbered them accordingly. An amended Registration Statement on Form F-1 (the “Amended Registration Statement No. 1”) is being submitted to accompany this letter.

Registration Statement on Form F-1

Our future growth is dependent on the demand, page 9

1.	We note your response to prior comment 6 and re-issue the comment. While you have revised some bullets listed under this risk factor, certain bullets still do not appear to provide sufficient disclosure for investors to adequately understand the risks identified. In this regard, we note the first, second, third, and fifth bullets. Please discuss these risks under separate standalone headings with accompanying narrative disclosures so that investors may evaluate each risk presented.

RESPONSE: We have revised the disclosure on page 10 to add additional risk factors for investors to evaluate each risk presented. They are under headings:

•	We may be affected by the perceptions about electric vehicle quality, safety, design, performance, and cost, especially if adverse events or accidents occur that are linked to the quality or safety of electric vehicles, and the speed of the vehicles and battery performance.

•	We may be affected by perceptions about vehicle safety in general, particularly safety issues that may be attributed to the use of advanced technology, including electric vehicle and regenerative braking systems, battery overheating issues, and periodic maintenance requirements.

•	We may be affected by the limited range over which electric vehicles may be driven on a single battery charge and the speed at which batteries can be recharged.

•	The electric vehicle market development relies on the electric grid capacity and reliability as the increase in electric vehicles’ electricity load may cause a gap in the area’s installed power supply capacity and transmission line capacity.

Jiuzi Holdings, Inc. 4F No. 1 Building Jinsha Lake Business Center Economic Technology District Hangzhou, Zhejiang, 311103 People’s Republic of China

Management’s Discussion and Analysis, page 31

2.	We note that a portion of your proceeds will be used to develop the online-offline platform. Please describe the status of the development of the platform and the significant steps, including the timing and related costs of these steps, necessary for the platform to become fully operational. To the extent that certain functionalities are already available or expected to become available sooner than others, please explain.

RESPONSE: We have not commenced the development of the online-offline platform system. We plan to use the offering proceeds to develop such platform within six months of the offering. By the end of 2021, it is expected that several functions of customer management, vehicle management and distribution management will be put into use in advance to manage all our sales staff, vehicle information and sales data. The estimated cost is about US$1,5000,000. By the end of 2022, the platform is expected to serve all the Jiuzi franchise stores and the entire operation systems, and the estimated cost is about US$2,000,000. We have revised the disclosure on page 32 to reflect the above.

3.	We note your indication that you have not generated any franchisee royalties. Please elaborate upon your disclosure to explain why your franchisees have yet to generate net income and the obstacles that have existed and may continue before you might be in a position to generate revenues in this manner.

RESPONSE: We have revised the disclosure on page 35 under “Franchisees’ royalties” to explain that our franchisees have yet to generate net income and the obstacles that have existed and may continue before we might be in a position to generate revenues in this manner.

4.	In your discussion of Results of Operations, please disclose the number of franchisees you currently have entered into agreements with and, with a view to understanding how your revenues might fluctuate from year to year given your dependence upon franchisee initial fees, how many franchise agreements you entered into the years ended October 31, 2019 and 2018.

RESPONSE: We have revised the disclosure on pages 35 and 37 to disclose the number of franchisees we currently have entered into agreements with and as of the years ended October 31 2019 and 2018.

Business

Establish display centers and distribution centers, page 50

5.	We note your response to prior comment 15. Please revise to disclose, if known, the number of vehicle distribution centers you plan to construct, the vehicle capacity for the centers, and the size of the geographic area that you expect each distribution center to serve. In addition, please discuss the anticipated cost to construct and operate each distribution center.

RESPONSE: At present, we do not have the concrete plan to construct the vehicle display and distribution centers as our priority is to continue market the Jiuzi brand, expand franchise stores and develop the online-offline platform. The construction of the display and distribution centers, such as the number of vehicle distribution centers, the vehicle capacity for the centers and the size of the geographic area, will be dependent on the number of franchise stores we have and the number of vehicles to be sold in the franchise stores. We will provide such information and the anticipated cost to construct and operate such distribution center when we have the information in the future filings.

Franchise Arrangement and Business Model, page 51

6.	We note your revisions to this section, however, please provide additional disclosure about the degree to which franchisees may exercise discretion to make some business decisions within narrow (or broad) parameters established by the company’s operating procedures, marketing concepts and product pricing strategies, as you indicate elsewhere. In other words, explain to what extent you determine the marketing strategy and price of the vehicles that are sold by the franchisee and the degree to which the franchisee has discretion to deviate from these terms.

RESPONSE: We have revised the disclosure on page 53 to provide additional disclosure to what extent we determine the marketing strategy and price of the vehicles that are sold by the franchisee and the degree to which the franchisee has discretion to deviate from these terms.

Jiuzi Holdings, Inc. 4F No. 1 Building Jinsha Lake Business Center Economic Technology District Hangzhou, Zhejiang, 311103 People’s Republic of China

7.	We note your response to prior comment 17 and re-issue in part. Please disclose the period of time over which the franchise fee is payable and describe the performance obligations upon which payment is conditioned. In addition, please describe any agreements that require franchisees to purchase supplies or services from the company. Also, describe any arrangement to provide financing to franchisees, including the terms of your cooperation or partnership with preferred lenders, the amounts financed, and repayment periods. In this regard, we note the loan advances to your franchisees disclosed elsewhere in the prospectus. It is unclear whether these advances are a standard part of your franchise arrangements.

RESPONSE: We have revised the disclosure on page 52 to provide the period of time over which the franchise fee is payable and describe the performance obligations upon which payment is conditioned. Please see disclosure under “[I]t costs an aggregate of RMB 4,000,000, or approximately US$575,500, in franchise fees, and it takes the following steps in launching a Jiuzi franchise store.”

There is no other agreement requiring franchisees to purchase supplies or services from us except the franchise agreement.

As to our cooperation with third party lenders, we merely make introduction and do not involve in the financing. The terms of such financing are subject to negotiation between the lenders and franchisees. We have clarified it in the last filing that “[O]n the capital side, we introduce franchisees to various capital platforms … The financing arrangement will be negotiated and stipulated between the borrower and the financial service provider.”

We have also revised the disclosure on page 53 to provide the terms of the loan advancement. The loan advancement is part of the franchise agreement provided to the franchisees on a needed basis. We do not provide financing to franchisees other than the loan advancements.

Supply Chain, page 51

8.	We note your response to prior comment 5 and re-issue. Please revise to describe the material terms of the non-exclusive LOIs, including term and termination provisions.

RESPONSE: We have revised the disclosure on page 53 to describe the material terms of the non-exclusive LOI, including the term and termination provisions.

Policies Relating to Incentives for Electric Vehicle Charging Infrastructure, page 55

9.	We note your added disclosure at page 54. Please revise to clarify which legislative actions are considered to be part of “the Thirteenth Five Year Plan.” For ease of understanding, you may wish to relocate the relevant discussion under the heading “Policies Relating to Incentives for Electric Vehicle Charging Infrastructure” on page 55 where you reference the “the Thirteenth Five Year Plan.”.

RESPONSE: We would like to clarify that the government policies from page 55 to page 57 under the heading “Government Policies Relating to New Energy Vehicles in the PRC” were all part of the 13th Five-Year Plan. The legislative actions under sub-heading “Government Subsidies for Purchasers of NEVs” is related to general government subsidies policies while the legislative actions under sub-heading “Policies Relating to Incentives for Electric Vehicle Charging Infrastructure” is related to NEV charging infrastructure. We did not relocate the added discussion on page 55-56 because we believe that such disclosure is more appropriate under discussion for general government subsidies policies. We added an additional policies discussion under sub-heading “Policies Relating to Incentives for Electric Vehicle Charging Infrastructure” on page 57.

Management, page 62

10.	Please file as an exhibit to the registration statement a consent by each of your directors that has been identified in the prospectus but not signed the registration statement. Refer to Rule 438.

RESPONSE: We have filed consent letters from each of our director nominees as Exhibits 99.6, 99.7 and 99.8 to the registration statement.

Related Party Transactions, page 69

11.	We re-issue prior comment 19, in part. Please revise your introductory disclosure to provide additional context for the ensuing discussion about accounts receivable and payable, and loans and advances between the company and its franchisees. In addition, describe in more detail the related party relationships identified in this section and the material terms and conditions of outstanding balances. As previously noted, your disclosure related to advanced franchise fee payments and earnest money collected does not fully describe the material terms of these arrangements.

RESPONSE:

We have revised the disclosure under the heading “Related Party Transactions” to provided additional discussion as referenced above to cover material terms and details to provide greater transparency to the reader.

Jiuzi Holdings, Inc. 4F No. 1 Building Jinsha Lake Business Center Economic Technology District Hangzhou, Zhejiang, 311103 People’s Republic of China

Note 9 - Related Party Transactions, page F-18

12.	We read your response to comment 26. Please tell us why you do not consider any part of the franchise interest you receive to be a part of the initial franchise fee.

RESPONSE: We note the Staff’s re-issued comment, and in response thereto, please be advise that we have revised the disclosure as follows:

“The franchisees are related parties of the Company due to the nominal, symbolic equity interest ownership in the franchisees. The franchisees were originally incorporated with the Company shown as a 51.0% owner and subsequently as a 1.25% owner. The intent of having such ownership percentage in the franchisees was to enable the franchisees to register their respective individual business name to include the words “Jiuzi” as required by the local business bureau. Subsequent to the successful registration by the franchisees and completion of the Company’s obligations under the franchise and license agreement, the Company will decrease its ownership interest in these franchisees to 0%. The Company’s percentage of shareholding is nominal, inconsequential, and symbolic. The Company’s equity interest of 51.0% and 1.25% in the franchisees were symbolic in nature.

The Company did not and does not control the franchisees, exert significant influence over the franchisees, have the power to direct the use of the franchisee’s assets and the fulfillment of their obligations, appoint or dismiss directors, authorized representatives, or executive officers of the franchisees. Management has also determined that the percentage shareholding in the franchisee is not compensatory to the Company in nature, and accordingly, would not be subject to consideration as income under revenue recognition criteria. The Company did not contribute any permanent equity capital in these franchisees and if these franchisees were to incur substantial losses and accumulate significant liabilities, the Company is not obligated to absorb such losses on behalf of the franchisees. Accordingly, the management has determined that the financial positions and results of operations of these franchisees should not be included as part of the Company’s consolidated financial statements.

In addition, the Company did not and will not receive any actual ownership interest in the franchisees, nor receive any benefits from being a 51% or 1.25% owner in the franchisees. Any after tax profits generated by the franchisees that are potentially distributable to the Company are governed by the royalty agreements between the Company and the franchisee not the shareholding percentage. Accordingly, the management has determined that the ownership interest is not part of the initial franchise fee.”

For the Staff’s understanding, management has determined that the percentage of shareholding should not be accounted for a franchisee fee which would be compensatory to the Company, or “revenue” in nature, as it believes it would not meet the criteria set forth under the recognition of revenue because management was not able to identify specific performance obligations deliverable to the franchisee related to this item that could be satisfied with receipt of funds or future benefits that would profit the Company; also, management was not be able to reliably estimate the value or timing of any potential future benefits or future cash flows from these nominal shareholdings. The Company has taken the conservative approach in accounting for this issue by not recognizing an asset or any related revenue/income.

In responding to your comments, the Company acknowledges that:

●	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

●	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

●	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We hope this response has addressed all of the Staff’s concerns relating to the comment letter. Should you have additional questions regarding the information contained herein, please contact our outside securities counsel William S. Rosenstadt, Esq. or Mengyi “Jason” Ye, Esq. of Ortoli Rosenstadt LLP at wsr@orllp.legal or jye@orllp.legal.

Very truly yours,

/s/ Shuibo Zhang
Name: Shuibo Zhang
Title: Chief Executive Officer

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